                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------

       (Mark One)


        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended March 31, 1997.

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _________ to _________.

                         Commission File Number 1-12282


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORRPRO COMPANIES, INC. PROFIT SHARING PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                          Page
                                                                          ----

Reports of Independent Accountants                                        3-4

Statement of Net Assets Available for Benefits at March 31, 1997            5

Statement of Net Assets Available for Benefits at March 31, 1996            6

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1997                                                   7

Statement of Changes in Net Assets Available for Benefits for the
Year Ended March 31, 1996                                                   8

Notes to Financial Statements                                               9

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at March 31, 1997           17

Schedule of Reportable Transactions for the Year Ended March 31, 1997       18

Consent of Independent Accountants - KPMG Peat Marwick LLP                  19

Consent of Independent Accountants - Price Waterhouse LLP                   20


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Plan Administrator of the Corrpro Companies, Inc. Profit Sharing Plan and Trust


We have audited the accompanying statement of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1996, were audited by other auditors whose report dated September 13, 1996, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of March 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of March 31, 1997 and reportable transactions for the year ended March 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Cleveland, Ohio
August 8, 1997

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Participants and Plan Administrator of the Corrpro Companies, Inc. Profit Sharing Plan and Trust.

We have audited the accompanying statement of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust as of March 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the financial status of the plan as of March 31, 1996 and the changes in its financial status for the year then ended in conformity with generally accepted accounting principles. We have not audited any financial statements of the Corrpro Companies, Inc. Profit Sharing Plan and Trust for any period subsequent to March 31, 1996.


/s/ Price Waterhouse LLP
------------------------
PRICE WATERHOUSE LLP

Cleveland, Ohio
September 13, 1996

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND  TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS ( WITH FUND INFORMATION ) MARCH 31, 1997


                                                                                           Participant Directed
                                                                    ----------------------------------------------------------------

                                                                                               CIGNA
                                                                    ----------------------------------------------------------------
                                                                     Guaranteed                   Lifetime Funds
                                                                               -----------------------------------------------------
                 Assets                                             Income Fund     20         30         40         50          60
                                                                    -----------     --         --         --         --          --

Investments at Fair Value:
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                            $1,870,399   $   -     $    -     $    -     $    -     $    -
                 Lifetime20 Fund                                           -      76,254        -          -          -          -
                 Lifetime30 Fund                                           -         -      269,153        -          -          -
                 Lifetime40 Fund                                           -         -          -      319,597        -          -
                 Lifetime50 Fund                                           -         -          -          -      352,193        -
                 Lifetime60 Fund                                           -         -          -          -          -      104,861
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                           -         -          -          -          -          -
                 Vanguard Wellington Fund                                  -         -          -          -          -          -
                 Fidelity Magellan Fund                                    -         -          -          -          -          -
                 Twentieth Century Ultra Fund                              -         -          -          -          -          -
                 Warburg Pincus Emerging Growth Fund                       -         -          -          -          -          -
                 Warburg Pincus Advisor International Equity Fund          -         -          -          -          -          -
     Corrpro Companies, Inc. Common Stock                                  -         -          -          -          -          -
     Loans to Participants                                                 -         -          -          -          -          -
                                                                    ----------------------------------------------------------------

                 Total Investments                                   1,870,399    76,254    269,153    319,597    352,193    104,861

Receivables:
    Loans to participants                                                3,087        74      1,770        119        461         34
    Participants' contributions                                         15,773     2,167      3,923      4,262      4,164      1,143
    Employer contributions                                               1,326       187        308        300        272         77
    Rollover contributions                                                 328       -          164        -          610        -
    Accrued interest                                                       914        13        307         79        171         18
                                                                    ----------------------------------------------------------------

                 Total Receivables                                      21,428     2,441      6,472      4,760      5,678      1,272

                                                                    ----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                   $1,891,827   $78,695   $275,625   $324,357   $357,871   $106,133
                                                                    ================================================================



                                                                               Participant Directed (continued)
                                                                     --------------------------------------------------------
                                                                       Fidelity      Vanguard      Fidelity       Twentieth
                 Assets                                              Growth & Inc.  Wellington     Magellan     Century Ultra
                                                                     -------------  ----------     --------     -------------

Investments at Fair Value:
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                               $    -        $    -        $    -        $    -
                 Lifetime20 Fund                                            -             -             -             -
                 Lifetime30 Fund                                            -             -             -             -
                 Lifetime40 Fund                                            -             -             -             -
                 Lifetime50 Fund                                            -             -             -             -
                 Lifetime60 Fund                                            -             -             -             -
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                        654,217           -             -             -
                 Vanguard Wellington Fund                                             602,799           -             -
                 Fidelity Magellan Fund                                     -             -         852,755           -
                 Twentieth Century Ultra Fund                               -             -             -         722,172
                 Warburg Pincus Emerging Growth Fund                        -             -             -             -
                 Warburg Pincus Advisor International Equity Fund           -             -             -             -
     Corrpro Companies, Inc. Common Stock                                   -             -             -             -
     Loans to Participants                                                  -             -             -             -
                                                                    -----------------------------------------------------

                 Total Investments                                      654,217       602,799       852,755       722,172

Receivables:
    Loans to participants                                                   867           350         1,110           620
    Participants' contributions                                          11,707         6,669        13,688        13,652
    Employer contributions                                                  849           487         1,068           888
    Rollover contributions                                                2,642         2,197         2,032         2,032
    Accrued interest                                                        233           209           655           555
                                                                    -----------------------------------------------------

                 Total Receivables                                       16,298         9,912        18,553        17,747

                                                                    -----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $670,515      $612,711      $871,308      $739,919
                                                                    =====================================================
























                                                                               Participant Directed (continued)
                                                                   ---------------------------------------------------
                                                                     Warburg       Warburg       Corrpro    Loans to
                 Assets                                            Emer. Growth  Intl Equity      Stock   Participants      Total
                                                                   ------------  -----------      -----   ------------      -----

Investments at Fair Value :
      Connecticut General (CIGNA)
                 Guaranteed  Income Fund                             $    -      $    -      $      -      $     -       $1,870,399
                 Lifetime20 Fund                                          -           -             -            -           76,254
                 Lifetime30 Fund                                          -           -             -            -          269,153
                 Lifetime40 Fund                                          -           -             -            -          319,597
                 Lifetime50 Fund                                          -           -             -            -          352,193
                 Lifetime60 Fund                                          -           -             -            -          104,861
     CIGNA Separate Accounts
                 Fidelity Growth and Income Fund                          -           -             -            -          654,217
                 Vanguard Wellington Fund                                 -           -             -            -          602,799
                 Fidelity Magellan Fund                                   -           -             -            -          852,755
                 Twentieth Century Ultra Fund                             -           -             -            -          722,172
                 Warburg Pincus Emerging Growth Fund                  299,593         -             -            -          299,593
                 Warburg Pincus Advisor International Equity Fund         -       182,762           -            -          182,762
     Corrpro Companies, Inc. Common Stock                                 -           -       1,858,032          -        1,858,032
     Loans to Participants                                                -           -             -        372,076        372,076

                                                                   ----------------------------------------------------------------


                 Total Investments                                    299,593     182,762     1,858,032      372,076      8,536,863


Receivables :
    Loans to participants                                                 632          92           332       (9,548)           -
    Participants' contributions                                         6,562       2,141        12,035          -           97,886
    Employer contributions                                                469         146           852          -            7,229
    Rollover contributions                                              2,033         -             -            -           12,038
    Accrued interest                                                      516           6           150          -            3,826

                                                                   ----------------------------------------------------------------


                 Total Receivables                                     10,212       2,385        13,369       (9,548)       120,979



                                                                   ----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                    $309,805    $185,147    $1,871,401     $362,528     $8,657,842
                                                                   ================================================================

   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND  TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION) MARCH 31, 1996



                                                                                        Participant Directed
                                                             ---------------------------------------------------------------------

                                                                                           CIGNA
                                                             ---------------------------------------------------------------------
                                                                Guaranteed                     Lifetime Funds
                                                                           -------------------------------------------------------
                 Assets                                        Income Fund      20         30          40          50          60
                                                               -----------      --         --          --          --          --

Investments at Fair Value:
    Connecticut General (CIGNA)
           Guaranteed  Income Fund                           $ 2,081,757   $    -     $     -     $     -     $     -     $    -
           Lifetime20 Fund                                           -       95,111         -           -           -          -
           Lifetime30 Fund                                           -          -       232,153         -           -          -
           Lifetime40 Fund                                           -          -           -       271,324         -          -
           Lifetime50 Fund                                           -          -           -           -       317,722        -
           Lifetime60 Fund                                           -          -           -           -           -       91,934
   CIGNA Separate Accounts
           Fidelity Growth and Income Fund                           -          -           -           -           -          -
           Vanguard Wellington Fund                                  -          -           -           -           -          -
           Fidelity Magellan Fund                                    -          -           -           -           -          -
           Twentieth Century Ultra Fund                              -          -           -           -           -          -
           Warburg Pincus Emerging Growth Fund                       -          -           -           -           -          -
           Warburg Pincus Advisor International Equity Fund          -          -           -           -           -          -
    Corrpro Companies, Inc. Common Stock                             -          -           -           -           -          -
    Loans to Participants                                        (22,750)       -           -           -           -          -
                                                             ---------------------------------------------------------------------

           Total Investments                                   2,059,007     95,111     232,153     271,324     317,722     91,934

Receivables:
  Loans to participants                                            1,299         14         213         179          42         19
  Participants' contributions                                     17,010      1,952       4,625       3,391       3,331        789
  Employer contributions                                           1,493        166         352         277         216         65
  Rollover contributions                                             -          -           -         2,376         -          -
  Accrued interest                                                   333          7          77          71         112          9
                                                             ---------------------------------------------------------------------

               Total Receivables                                  20,135      2,139       5,267       6,294       3,701        882


Pending investment transactions and fund transfers                (7,286)      (333)       (813)       (950)     (1,112)      (322)
                                                             ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                           $ 2,071,856   $ 96,917   $ 236,607   $ 276,668   $ 320,311   $ 92,494
                                                             ======================================================================



                                                                              Participant Directed (continued)
                                                              -----------------------------------------------------------

                                                                Fidelity         Vanguard       Fidelity     Twentieth
                    Assets                                    Growth & Inc.     Wellington      Magellan    Century Ultra
                                                              -------------     ----------      --------    -------------

Investments at Fair Value:
    Connecticut General (CIGNA)
           Guaranteed  Income Fund                              $     -        $     -        $     -        $     -
           Lifetime20 Fund                                            -              -              -              -
           Lifetime30 Fund                                            -              -              -              -
           Lifetime40 Fund                                            -              -              -              -
           Lifetime50 Fund                                            -              -              -              -
           Lifetime60 Fund                                            -              -              -              -
   CIGNA Separate Accounts
           Fidelity Growth and Income Fund                        432,757            -              -              -
           Vanguard Wellington Fund                                   -          427,370            -              -
           Fidelity Magellan Fund                                     -              -          637,542            -
           Twentieth Century Ultra Fund                               -              -              -          612,419
           Warburg Pincus Emerging Growth Fund                        -              -              -              -
           Warburg Pincus Advisor International Equity Fund           -              -              -              -
    Corrpro Companies, Inc. Common Stock                              -              -              -              -
    Loans to Participants                                          (3,250)           -           (3,407)          (157)
                                                             ---------------------------------------------------------------------

           Total Investments                                      429,507        427,370        634,135        612,262

Receivables:
  Loans to participants                                               212            226            726            218
  Participants' contributions                                       9,888          5,845         13,222         11,420
  Employer contributions                                              729            412          1,063            802
  Rollover contributions                                              -            1,188         46,236         45,048
  Accrued interest                                                    106            121            294            197
                                                             ---------------------------------------------------------------------

               Total Receivables                                   10,935          7,792         61,541         57,685


Pending investment transactions and fund transfers                   (325)          (321)          (478)          (459)
                                                             ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                              $ 440,117      $ 434,841      $ 695,198      $ 669,488
                                                             =====================================================================





















                                                                            Participant Directed (continued)
                                                             -----------------------------------------------------------

                                                                Warburg        Warburg         Corrpro       Loans to
               Assets                                        Emer. Growth    Intl Equity        Stock      Participants      Total
                                                             ------------    -----------        -----      ------------      -----

Investments at Fair Value:
    Connecticut General (CIGNA)
           Guaranteed  Income Fund                             $     -       $     -       $       -       $     -      $ 2,081,757
           Lifetime20 Fund                                           -             -               -             -           95,111
           Lifetime30 Fund                                           -             -               -             -          232,153
           Lifetime40 Fund                                           -             -               -             -          271,324
           Lifetime50 Fund                                           -             -               -             -          317,722
           Lifetime60 Fund                                           -             -               -             -           91,934
   CIGNA Separate Accounts
           Fidelity Growth and Income Fund                           -             -               -             -          432,757
           Vanguard Wellington Fund                                  -             -               -             -          427,370
           Fidelity Magellan Fund                                    -             -               -             -          637,542
           Twentieth Century Ultra Fund                              -             -               -             -          612,419
           Warburg Pincus Emerging Growth Fund                   238,003           -               -             -          238,003
           Warburg Pincus Advisor International Equity Fund          -         140,461             -             -          140,461
    Corrpro Companies, Inc. Common Stock                             -             -         1,502,429           -        1,502,429
    Loans to Participants                                           (157)          -               -         421,215        391,494

                                                               --------------------------------------------------------------------

           Total Investments                                     237,846       140,461       1,502,429       421,215      7,472,476

Receivables:
  Loans to participants                                              209             8             384        (3,749)           -
  Participants' contributions                                      4,901         1,733           6,178           -           84,285
  Employer contributions                                             391           117             520           -            6,603
  Rollover contributions                                             -             -            60,064           -          154,912
  Accrued interest                                                   142             3             144           -            1,616

                                                               --------------------------------------------------------------------

               Total Receivables                                   5,643         1,861          67,290        (3,749)       247,416


Pending investment transactions and fund transfers                  (179)         (105)         (5,259)          -          (17,942)

                                                               --------------------------------------------------------------------

NET ASSETS AVAILABLE FOR  BENEFITS                             $ 243,310     $ 142,217     $ 1,564,460     $ 417,466    $ 7,701,950
                                                               ====================================================================




      The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUNDED INFORMATION)
FOR THE YEAR ENDING MARCH 31,1997


                                                                                Participant Directed
                                                  ----------------------------------------------------------------------------------

                                                                                     CIGNA
                                                  ----------------------------------------------------------------------------------
                                                   Guaranteed                             Lifetime Funds
                                                             -----------------------------------------------------------------------
                                                  Income Fund        20             30            40            50            60
                                                  -----------        --             --            --            --            --
INCREASES IN ASSETS:

Contributions:
                 Participants                     $   204,496     $ 24,689     $  50,954     $  43,758     $  44,179     $  11,720
                 Employer                              17,370        2,155         3,998         3,196         2,819           849
                 Rollover                                 526        1,865         3,162         5,317         1,823         3,900

Investment Income:
                 Interest                              90,443          -             -             -             -             -
                 Interest on loans                     10,134          236         1,227         1,029         2,124            53
Net gain/(loss) from change in market value of
securities held and from securities sold                  -          4,276        16,455        18,777        22,935         6,564
                                                  ----------------------------------------------------------------------------------

                 Total increases                      322,969       33,221        75,796        72,077        73,880        23,086

DECREASES IN ASSETS:


Distributions for withdrawals and terminations       (298,990)     (66,466)      (15,089)      (26,537)      (28,142)       (3,173)
Administrative expenses                                 2,354          (17)          221           544           932           218
                                                  ----------------------------------------------------------------------------------

                 Total decreases                     (296,636)     (66,483)      (14,868)      (25,993)      (27,210)       (2,955)

TRANSFER OF ASSETS:

Loans to participants                                 (19,281)      (1,545)       (3,986)       (5,428)      (12,317)       (6,074)
Loan repayments                                        31,875        4,572         6,950         1,496         3,207           111
Interfund transfers                                  (218,956)      12,013       (24,874)        5,537           -            (529)
                                                  ----------------------------------------------------------------------------------

                 Net transfers                       (206,362)      15,040       (21,910)        1,605        (9,110)       (6,492)
                                                  ----------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                    (180,029)     (18,222)       39,018        47,689        37,560        13,639

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR              2,071,856       96,917       236,607       276,668       320,311        92,494
                                                  ----------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 1,891,827     $ 78,695     $ 275,625     $ 324,357     $ 357,871     $ 106,133
                                                  ================================================================================



                                                           Participant Directed (continued)
                                                -------------------------------------------------------

                                                  Fidelity       Vanguard      Fidelity    Twentieth
                                                Growth & Inc.   Wellington     Magellan   Century Ultra
                                                -------------   ----------     --------   -------------

INCREASES IN ASSETS:

Contributions:
                 Participants                     $ 123,690     $  68,552     $ 149,795     $ 156,076
                 Employer                             9,117         5,005        12,068        10,530
                 Rollover                             6,182         4,537        18,543        14,044

Investment Income:
                 Interest                               -             -             -             -
                 Interest on loans                    1,810         1,459         4,978         2,563
Net gain/(loss) from change in market value of
securities held and from securities sold             70,374        57,717        63,211        68,278
                                                -------------------------------------------------------

                 Total increases                    211,173       137,270       248,595       251,491

DECREASES IN ASSETS:

Distributions for withdrawals and terminations      (39,621)      (15,046)      (63,379)     (192,941)
Administrative expenses                                 (54)          125           150          (111)
                                                -------------------------------------------------------

                 Total decreases                    (39,675)      (14,921)      (63,229)     (193,052)

TRANSFER OF ASSETS:

Loans to participants                               (10,096)       (5,661)      (12,252)      (10,369)
Loan repayments                                       9,493         5,039        10,755         2,896
Interfund transfers                                  59,503        56,143        (7,759)       19,465
                                                -------------------------------------------------------

                 Net transfers                       58,900        55,521        (9,256)       11,992
                                                -------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                   230,398       177,870       176,110        70,431

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR              440,117       434,841       695,198       669,488
                                                -------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 670,515     $ 612,711     $ 871,308     $ 739,919
                                                =======================================================




                                                           Participant Directed (continued)
                                                ------------------------------------------------------------------------

                                                   Warburg       Warburg         Corrpro        Loans
                                                Emer. Growth   Intl Equity        Stock    To Participants      Total
                                                ------------   -----------        -----    ---------------      -----

INCREASES IN ASSETS:

Contributions:
                 Participants                     $  76,562     $  22,664     $    83,507     $     -       $ 1,060,642
                 Employer                             5,491         1,568           7,762           -            81,928
                 Rollover                            15,406         3,971          11,798           -            91,074

Investment Income:
                 Interest                               -             -               -             -            90,443
                 Interest on loans                    2,148           103           1,063                        28,927
Net gain/(loss) from change in market value of
securities held and from securities sold               (930)        9,735         385,988           -           723,380
                                                ------------------------------------------------------------------------

                 Total increases                     98,677        38,041         490,118           -         2,076,394


DECREASES IN ASSETS:


Distributions for withdrawals and terminations      (23,757)       (1,715)       (287,878)      (59,389)     (1,122,123)
Administrative expenses                                (407)           19           1,242        (3,595)          1,621
                                                ------------------------------------------------------------------------

                 Total decreases                    (24,164)       (1,696)       (286,636)      (62,984)     (1,120,502)


TRANSFER OF ASSETS:

Loans to participants                                (6,582)         (847)            -          94,438             -
Loan repayments                                       6,876           319           2,803       (86,392)            -
Interfund transfers                                  (8,312)        7,113         100,656           -               -
                                                ------------------------------------------------------------------------

                 Net transfers                       (8,018)        6,585         103,459         8,046             -
                                                ------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                    66,495        42,930         306,941       (54,938)        955,892

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR              243,310       142,217       1,564,460       417,466       7,701,950
                                                ------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 309,805     $ 185,147     $ 1,871,401     $ 362,528     $ 8,657,842
                                                ========================================================================

     The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
FOR THE YEAR ENDING MARCH 31,1996




                                                                   Participant Directed
                                                  ---------------------------------------------------------

                                                                     NATIONAL CITY BANK
                                                  ---------------------------------------------------------
                                                                                   Capital         Corrpro
                                                     Equity       Fixed Income   Preservation       Stock
                                                     ------       ------------   ------------       -----

INCREASES IN ASSETS:

Contributions:
                 Participants                     $   222,542     $   173,886     $ 126,376     $   191,981
                 Employer                              17,307          16,489         8,469          14,538
                 Rollover                             103,147          79,923        54,607          12,147

Investment Income :
                 Interest                              47,413         118,159        47,648          13,354
                 Interest on loans                        -               -             -               -
                                                  ---------------------------------------------------------

                 Total increases                      390,409         388,457       237,100         232,020

DECREASES IN ASSETS :


Distributions for withdrawals and terminations       (502,212)       (412,136)     (117,767)       (265,281)
Administrative expenses                               (19,682)        (17,191)       (2,594)        (10,366)
Net gain/(loss) from change in market value of
securities held and from securities sold              363,079         124,988           -        (2,736,283)
                                                  ---------------------------------------------------------

                 Total decreases                     (158,815)       (304,339)     (120,361)     (3,011,930)

TRANSFER OF ASSETS:

Loans to participants                                (106,903)       (115,917)      (42,828)            -
Loan repayments                                        32,010          46,065        22,521             -
Interfund transfers                                (2,228,013)     (2,033,963)     (940,006)     (1,085,134)
                                                  ---------------------------------------------------------

                 Net transfers                     (2,302,906)     (2,103,815)     (960,313)     (1,085,134)
                                                  ---------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                  (2,071,312)     (2,019,697)     (843,574)     (3,865,044)

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR              2,071,312       2,019,697       843,574       3,865,044
                                                  ---------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $       -       $       -       $     -       $       -
                                                  =========================================================

                                                      Participant Directed (continued)
                                                  ---------------------------------------

                                                             NATIONAL CITY BANK
                                                  ---------------------------------------
                                                     Loan         Cash             Total
                                                     ----         ----             -----

INCREASES IN ASSETS:

Contributions:
                 Participants                     $     -       $ 10,967     $   725,752
                 Employer                               -        (10,953)         45,850
                 Rollover                               -            -           249,824

Investment Income :
                 Interest                               -            953         227,527
                 Interest on loans                   14,097        4,412          18,509
                                                  ---------------------------------------

                 Total increases                     14,097        5,379       1,267,462

DECREASES IN ASSETS :


Distributions for withdrawals and terminations          -        (36,285)     (1,333,681)
Administrative expenses                                 -        (10,852)        (60,685)
Net gain/(loss) from change in market value of
securities held and from securities sold                -             (4)     (2,248,220)
                                                  ---------------------------------------

                 Total decreases                        -        (47,141)     (3,642,586)

TRANSFER OF ASSETS:

Loans to participants                               240,491       25,157             -
Loan repayments                                     (46,008)     (54,588)            -
Interfund transfers                                (492,203)      71,193      (6,708,126)
                                                  ---------------------------------------

                 Net transfers                     (297,720)      41,762      (6,708,126)

                                                  ---------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                  (283,623)         -        (9,083,250)
                                                  ---------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR              283,623          -         9,083,250

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $     -       $    -       $       -
                                                  =======================================




                                                                              Participant Directed
                                                  --------------------------------------------------------------------------------
                                                                                       CIGNA
                                                  --------------------------------------------------------------------------------
                                                                                      Lifetime
                                                  Guaranteed ---------------------------------------------------------------------
                                                  Income Fund        20            30            40           50              60
                                                  -----------        --            --            --           --              --

INCREASES IN ASSETS:

Contributions:
                 Participants                     $    66,370     $  6,962     $  16,132     $  13,331     $  11,874     $  3,019
                 Employer                               5,837          639         1,301         1,107           810          223
                 Rollover                                 -            164        19,007         2,376           -            -

Investment Income :
                 Interest                              20,460           24           368           260           421           36
                 Interest on loans                        -            -             -             -             -            -
                                                  --------------------------------------------------------------------------------

                 Total increases                       92,667        7,789        36,808        17,074        13,105        3,278

DECREASES IN ASSETS :


Distributions for withdrawals and terminations         (3,300)         -             -             -             -            -
Administrative expenses                                (7,430)        (333)         (813)         (950)       (1,112)        (322)
Net gain/(loss) from change in market value of
securities held and from securities sold                  -          1,651         3,379         4,964         4,309          534
                                                  -------------------------------------------------------------------------------

                 Total decreases                      (10,730)       1,318         2,566         4,014         3,197          212

TRANSFER OF ASSETS:

Loans to participants                                 (24,851)         -             -             -             -            -
Loan repayments                                        13,818           47         1,112           729           318           72
Interfund transfers                                 2,000,952       87,763       196,121       254,851       303,691       88,932
                                                  -------------------------------------------------------------------------------

                 Net transfers                      1,989,919       87,810       197,233       255,580       304,009       89,004
                                                  -------------------------------------------------------------------------------


NET INCREASE/(DECREASE) IN ASSETS                   2,071,856       96,917       236,607       276,668       320,311       92,494


NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR                    -            -             -             -             -            -
                                                  -------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 2,071,856     $ 96,917     $ 236,607     $ 276,668     $ 320,311     $ 92,494
                                                  ===============================================================================


                                                                               Participant Directed (continued)
                                                ------------------------------------------------------------------------------------
                                                                                       CIGNA
                                                ------------------------------------------------------------------------------------
                                                  Fidelity       Vanguard      Fidelity     Twentieth      Warburg         Warburg
                                                Growth & Inc.   Wellington     Magellan   Century Ultra  Emer. Growth    Intl Equity
                                                -------------   ----------     --------   -------------  ------------    -----------

INCREASES IN ASSETS:

Contributions:
                 Participants                     $  33,451     $  21,040     $  47,091     $  42,563     $  17,916     $   6,236
                 Employer                             2,554         1,532         3,921         3,025         1,456           441
                 Rollover                            15,670         1,352        56,067        47,744         1,348         2,532

Investment Income :
                 Interest                               425           448         1,156           765           563            15
                 Interest on loans                      -             -             -             -             -             -
                                                ------------------------------------------------------------------------------------

                 Total increases                     52,100        24,372       108,235        94,097        21,283         9,224

DECREASES IN ASSETS :


Distributions for withdrawals and terminations          -             -             -             -             -             -
Administrative expenses                                (325)         (381)         (580)         (459)         (179)         (105)
Net gain/(loss) from change in market value of
securities held and from securities sold             17,481        11,226         8,031         5,095           228         4,014
                                                ------------------------------------------------------------------------------------

                 Total decreases                     17,156        10,845         7,451         4,636            49         3,909

TRANSFER OF ASSETS:

Loans to participants                                (3,250)       (1,135)       (4,792)         (157)         (157)          -
Loan repayments                                         801           740         2,653           810           778            29
Interfund transfers                                 373,310       400,019       581,651       570,102       221,357       129,055
                                                ------------------------------------------------------------------------------------

                 Net transfers                      370,861       399,624       579,512       570,755       221,978       129,084
                                                ------------------------------------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                   440,117       434,841       695,198       669,488       243,310       142,217

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR                  -             -             -             -             -             -
                                                ------------------------------------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 440,117     $ 434,841     $ 695,198     $ 669,488     $ 243,310     $ 142,217
                                                ====================================================================================








                                                                Participant Directed (continued)
                                                  ----------------------------------------------------------
                                                                            CIGNA
                                                  ----------------------------------------------------------
                                                     Corrpro      Loans to
                                                      Stock     Participants         Total           Total
                                                      -----     ------------         -----           -----

INCREASES IN ASSETS:

Contributions:
                 Participants                     $    23,214     $     -       $   309,199     $ 1,034,951
                 Employer                               1,924           -            24,770          70,620
                 Rollover                              60,146           -           206,406         456,230

Investment Income :
                 Interest                                 580           -            25,521         253,048
                 Interest on loans                        -           5,095           5,095          23,604
                                                  ----------------------------------------------------------

                 Total increases                       85,864         5,095         570,991       1,838,453

DECREASES IN ASSETS :




Distributions for withdrawals and terminations            -             -            (3,300)     (1,336,981)
Administrative expenses                                (5,434)          -           (18,423)        (79,108)
Net gain/(loss) from change in market value of
securities held and from securities sold              383,644           -           444,556      (1,803,664)
                                                  ----------------------------------------------------------

                 Total decreases                      378,210           -           422,833      (3,219,753)

TRANSFER OF ASSETS:

Loans to participants                                     -          34,342             -               -
Loan repayments                                         1,443       (23,350)            -               -
Interfund transfers                                 1,098,943       401,379       6,708,126             -
                                                  ----------------------------------------------------------


                 Net transfers                      1,100,386       412,371       6,708,126             -
                                                  ----------------------------------------------------------

NET INCREASE/(DECREASE) IN ASSETS                   1,564,460       417,466       7,701,950      (1,381,300)
                                                  ----------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 BEGINNING OF THE YEAR                    -             -               -         9,083,250
                                                  ----------------------------------------------------------

NET ASSETS - AVAILABLE FOR BENEFITS
                 END OF YEAR                      $ 1,564,460     $ 417,466     $ 7,701,950      $7,701,950
                                                  ==========================================================


      The accompanying notes are an integral part of these financial statements.

                             CORRPRO COMPANIES, INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
-----------------------------------------

     General
     -------

The Corrpro Companies, Inc. Profit Sharing Plan and Trust (the "Plan") was organized and adopted on April 1, 1984 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1996, the Plan's trustee and the record keeper, disbursement agent and investment agent of the Plan were changed from National City Bank ("NCB") to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). Plan assets were transferred to CIGNA on January 2, 1996.

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Contributions and Eligibility
     -----------------------------

The Plan is a defined contribution plan and contains a 401 (k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain Internal Revenue Code (the "Code") limitations. Employees may make elective deferral contributions on the first day of the month following the completion of 30 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. Effective January 1, 1993, the Company began to match 20% of employee contributions not to exceed 3% of the employee's compensation.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

     Vesting
     -------

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is vested based upon a graduated schedule such that the participant is 100 percent vested after six years of service or at the date of retirement, if earlier. If an employee terminates employment prior to becoming 100 percent vested, his unvested portion of employer contributions and interest thereon is forfeited.

     Participant Direction of Investments
     ------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of his account balance among the following funds:

Investment options with CIGNA as of January 1, 1996 include the following:

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Fidelity Magellan

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

Guaranteed CIGNA Fund

         The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Corrpro Companies, Inc. Common Stock Fund

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

20th Century Ultra Fund

         The 20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Warburg Pincus Advisor Emerging Growth Fund

         The Warburg Pincus Advisor Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Warburg Pincus Advisor International Equity Fund

         The Warburg Pincus Advisor International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments . Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

     Participant Accounts
     --------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

     Allocation of Employer Contributions and Forfeitures to Participant
     -------------------------------------------------------------------
     Accounts
     --------

Any portion of a participant's account which is forfeited shall be held by the Trustee for one year prior to being allocated among active Plan participants. In any given year, the employer contributions and forfeitures, if any, are allocated by the Trustee at the rate which each eligible participant's compensation for the year bears to the total compensation for the Plan year.

During 1997 and 1996, the Plan had forfeiture credits in the amounts of $35,988 and $21,471, respectively.

     Plan Withdrawals and Distributions
     ----------------------------------

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

     Termination Provisions
     ----------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become immediately and fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

     Basis of Accounting
     -------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     -----------

The accompanying statement of net assets available for benefits reflect investments at their fair values as of March 31, 1997 and 1996. The Plan's trustee (CIGNA) maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The Plan has a guaranteed principal and interest contract, Guaranteed Income Fund, with CIGNA. This contract is included in the financial statements at contract value, which approximates fair value because it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.1% for 1997 and 1996.

     Security Transactions and Investment Income
     -------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the Statement of Changes in Net Assets Available for Benefits.

     Plan Expenses
     -------------

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statement.

     Amounts Due to Terminated Participants
     --------------------------------------

Participants' equity includes $0 and $259,545 of amounts due to terminated participants at March 31, 1997 and 1996, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended March 31, 1996:


                                                                        Net Assets
                                   Benefits                              Available
                                  Payable to         Benefits           for Benefits
                                 Participants        Incurred           March 31,1996
                                 ----------------------------------------------------

Per financial statements          $    -            $1,336,981          $ 7,701,950

Accrued benefit payments           259,545             259,545             (259,545)
                                 ----------------------------------------------------

Per Form 5500                     $259,545          $1,596,526          $ 7,442,405
                                 =====================================================


NOTE 3 - TAX STATUS:
--------------------

The Internal Revenue Service determined and informed the Company by a letter dated July 31, 1995, that the Plan and related Trust are qualified under Section 401 (a) of the Code as amended by the 1986 Tax Reform Act and is, therefore, not subject to tax under present income tax law. Management anticipates that the Plan will continue its status as a qualified plan.

NOTE 4 - LOANS TO PARTICIPANTS:
-------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the respective participants.

NOTE 5 - SUBSEQUENT EVENTS:
---------------------------

Effective April 1, 1997, the Company's matching contributions increased from 20% of employee contributions not to exceed 3% of compensation to 50% of employee contributions not to exceed 4% of compensation.

On July 16, 1997, Corrpro Companies, Inc. acquired 100% of the stock of Cathodic Protection Services Company. It is currently anticipated that Cathodic Protection Services Company's Plan will be terminated and its Plan assets will be transferred to CIGNA during October, 1997.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                 CORRPRO COMPANIES, INC.
                                              PROFIT SHARING PLAN AND TRUST

                                         By:   Corrpro Companies, Inc., as
                                                   Plan Administrator



Date: September 25, 1997                By:    /s/ Neal R. Restivo
                                              ------------------------------
                                                    Neal R. Restivo
                                                 Sr. Vice President and
                                                 Chief Financial Officer

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST

                            PLAN #001 EIN 34-1422570
            LINE 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  MARCH 31,1997



                                         (b)                                                    (c)
    (a)         Identity of issue, borrower, lessor, or similar party         Description of investment including maturity date,
                                                                              rate of interest, collateral, par or maturity value

     *       CIGNA Guaranteed  Income Fund                                    Guaranteed Insurance Contract , 5.1 % interest rate
     *       CIGNA Lifetime20 Fund                                                               Mutual Fund
     *       CIGNA Lifetime30 Fund                                                               Mutual Fund
     *       CIGNA Lifetime40 Fund                                                               Mutual Fund
     *       CIGNA Lifetime50 Fund                                                               Mutual Fund
     *       CIGNA Lifetime50 Fund                                                               Mutual Fund
     *      Fidelity Growth and Income Fund                                                      Mutual Fund
     *      Vanguard Wellington Fund                                                             Mutual Fund
     *      Fidelity Magellan Fund                                                               Mutual Fund
     *      Twentieth Century Ultra Fund                                                         Mutual Fund
     *      Warburg Pincus Emerging Growth Fund                                                  Mutual Fund
     *      Warburg Pincus Advisor International Equity Fund                                     Mutual Fund
     *      Corrpro Companies, Inc. Common Stock                                                     Common Stock
     *      Loans to Participants                                        Participants loans with various rates of interest
                                                                         from  8.02%  to 10.10%  and various maturities through
                                                                         the year 2007


               (d)               (e)
                  Cost          Current Value
               1,870,399            1,870,399
                  73,656               76,254
                 254,131              269,153
                 297,983              319,597
                 328,601              352,193
                  98,526              104,861
                 581,013              654,217
                 561,456              602,799
                 777,529              852,755
                 663,645              722,172
                 290,333              299,593
                 170,288              182,762
               1,172,791            1,858,032

                       0 **           372,076



     *   Party in Interest
     ** Cost of Participants loans are $0 as indicated in the instruction to Form 5500, Line 27a.

                See accompanying Independent Auditors Report.

                             CORRPRO COMPANIES, INC.
                          PROFIT SHARING PLAN AND TRUST

                            PLAN #001 EIN 34-1422570
                  LINE 27d SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED MARCH 31, 1997

(Category (iii) - A Series of Transactions Involving Securities of the Same Issue that, when Aggregated Exceed 5% of the Current Value of Plan Assets as of the Beginning of the Plan Year)



    Identity of                Description                 Purchase      Selling
   Party Involved                of Asset                    Price        Price
   --------------              -----------                 --------      -------
Corrpro Companies, Inc.       Common Stock                 $293,525     $314,399

Connecticut General Life      Twentieth Century Ultra       292,082      266,676

Connecticut General Life      Fidelity Magellan             317,728      181,666




                                                                      Current
             Expenses                           Value of Asset          Net
 Lease       Incurred            Cost of        on Transaction         Gain
Rental   With Transaction         Asset              Date             (Loss)
------   -----------------      --------        --------------        -------
   -             -              $221,865           314,399            $92,534

   -             -               235,761           266,676             30,915

   -             -               169,711           181,666             11,955



                 See accompanying Independent Auditors Report

                        INDEPENDENT AUDITORS' CONSENT
                        -----------------------------

The Board of Directors
Corrpro Companies, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-74814) on Form S-8 of Corrpro Companies, Inc. pertaining to the Profit Sharing Plan and Trust of Corrpro Companies, Inc. of our report dated August 8, 1997, with respect to the financial statements and schedules of the Corrpro Companies, Inc. Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended March 31, 1997.

KPMG PEAT MARWICK LLP

Cleveland, Ohio
September 25, 1997

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-74814) of our report dated September 13, 1996 appearing on page 4 of the financial statements of the Corrpro Companies, Inc. Profit Sharing Plan and Trust on Form 11-K for the year ended March 31, 1997.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

Cleveland, Ohio
September 25, 1997